July 25, 2005
Michael Moran, Esq.
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	UnitedAuto Group, Inc. File No. 1-12297 Form 10-K for the year ended December 31, 2004

Dear Mr. Moran:

Following is a response to each of the comments raised in your July 5, 2005 letter to James Davidson, Chief Financial Officer of United Auto Group, Inc. (the “Company”). For ease of review we have reproduced your original comments.

1.	We note your response to comment four of our letter dated May 20, 2005. Explain to us how you are determining and measuring the fair values of the warrants each reporting period. Please be detailed in your response. Furthermore, explain to us where you are recording the fair value of the warrants in your consolidated balance sheets. Based on your results of operations discussion, it appears you are recognizing the value of these warrants as a finance and insurance activity. Please explain your reasoning for income statement classification in revenue as opposed to other income. We may have further comment.

The Company measures the fair value of the warrants earned in each reporting period at each reporting date as if the warrants vested on that date. As such, the fair value of the warrants is determined each reporting period based on the market value of the underlying Sirius Satellite Radio common stock to be issued upon the exercise of the warrants. The fair value of all warrants earned and recognized in the Company’s balance sheet is based upon the closing price of Sirius’s common stock as quoted on NASDAQ on the balance sheet date or the most recent trading day preceding the balance sheet date. The Company has determined that this method should yield a value that is consistent with the estimate of a valuation model such as Black-Scholes due to the immediate vesting provisions of the warrants and the Company’s intent to convert and liquidate the securities on the first available date. We have further considered our ability to liquidate our position and have concluded that the average trading volume of Sirius’s common stock is sufficient such that we can liquidate our position at market value on the first available date. The fair value of the warrants is recorded in other current assets in the Company’s balance sheet.

The Company has recorded the recognition of the value of the warrants as finance and insurance revenues because the warrants represent value for services provided in connection with the installation, sale and promotion of an aftermarket automotive product.

2.	We note your response to comment 12 of our letter date May 20, 2005. Quantify for us the amount of the restatement. In this regard, we assume the goodwill restatement was immaterial and there were no impairment issues. If this is not the case, please explain. Finally, explain how you account for cumulative translation adjustment upon classification of foreign dealerships as held for sale.

The restatement of the January 1, 2004 balance in footnote 1 on page F-14 was $3.9 million of the originally reported $993.3 million of goodwill, which represents the value of the goodwill ascribed to the businesses treated as discontinued operations. The Company did not incur any impairment losses relating to this goodwill. The cumulative translation adjustment related to foreign assets classified as held for sale is reported as a component of accumulated other comprehensive income (loss) in the Company’s balance sheet. Upon the sale of foreign assets, cumulative translation adjustment relating to the net assets being sold will be removed from accumulated other comprehensive income (loss) and reported as part of the gain or loss on sale in accordance with paragraph 14 of SFAS No. 52. As of December 31, 2004, the Company had not disposed of any significant foreign assets.

3.	Please expand your response to comment 13 of our letter dated May 20, 2005. In this regard, tell us the nature of your representation on the boards of directors including the total number of board members and the number of representatives for your company on the boards for each investment. Also, tell us the nature and extent of your participation in management and policy-making decisions. Further, you state that the balance of ownership in all cases is with an individual or closely held group that exercises significant influence or control. Clarify how those parties representation on the boards of directors and participation in management and policy-making decisions is distinct from yours such that you do not have controlling financial interests in these entities.

Following is a summary of the board representation at each of the investments we account for using the equity method:

	No. of	No. of	UAG
	Board	UAG Board	Voting
	Members	Members	Interest
Munich, Germany *	2	1	50.00%
Frankfurt, Germany *	3	1	50.00%
Mexico	4	1	48.70%
Mexico	4	1	45.00%
Tulsa *	2	1	50.00%

*	As to each entity, the Company and the partner each have the right to appoint one board representative and the additional representative is to be appointed jointly. As to Munich and Tulsa, the mutually appointed directorship was vacant at December 31, 2004.

In each of these ventures, the Company’s participation at the board level is to exercise joint decision making authority as it relates to policy making decisions and significant corporate events (e.g., acquisitions, asset sales, capital structure, etc...). The Company does not have the unilateral ability to approve significant events or policy making decisions; these activities may only be undertaken with the mutual consent of our partners. Moreover, the joint venture partner manages the day to day operation of the business at each of the German and Mexican dealerships. In Tulsa, the President and CFO are appointed by mutual consent. Each of these partners is an experienced automotive retail operator that is familiar with local laws, regulations and the general retail environment. Further, other than in Mexico where the operations were open points awarded by the manufacturer, we acquired our ownership interest in the joint venture from our partner. As a result, the Company does not have a controlling financial interest in these entities as contemplated in ARB No. 51, and has therefore concluded that the equity method is appropriate based upon APB No. 18, as amended.

4.	We note your response to comment 16 of our letter dated May 20, 2005. Explain if these acquisitions were taxable or nontaxable transactions. Quantify for us the amount of tax deductible goodwill. Also, please explain to us if any recorded tax goodwill exceeds the recorded amount of goodwill for financial reporting purposes. If applicable, please provide to us the calculations prescribed under paragraphs 262 and 263 of SFAS No. 109. Supplement your response with examples that led to the recording of the deferred tax liabilities associated with your deductible goodwill.

Over time, the Company has completed a number of taxable and non-taxable acquisitions. The amount of tax deductible goodwill arising in connection with taxable transactions as of December 31, 2004 was $624.4 million. In each taxable transaction, the goodwill recorded for financial reporting purposes equaled or exceeded the goodwill recorded for tax purposes. The only deferred tax liabilities associated with our deductible goodwill relate to temporary differences arising in connection with the amortization of goodwill on our tax returns that is in excess of the amortization recorded for financial reporting purposes. As a result, we have not prepared the calculations prescribed under paragraphs 262 and 263 of SFAS No. 109.

5.	We note your response to comment 24 of our letter dated May 20, 2005. Provide to us your analysis with respect to your operating segments. In this regard, we noted that you sell new and used cars, you have significant international operations, you have a service and parts operation, and you have a finance and insurance operation. If possible, please supplement your response by providing us with examples of internal reports that your management uses to assess the performance of your business such as budgets, flash reports and internal financial statements. See paragraph 10 of SFAS No. 131. We may have further comment.

The Company manages its dealerships, which it considers to be components of an operating segment, as a single business. Each department within the dealerships, including vehicle sales, finance and insurance product sales and service and parts, is run as an integral element of the whole. Further, the Company’s chief decision maker, which the Company has determined to be its Chief Executive Officer, does not review the individual departments of the dealerships when assessing the performance of the business or when making decisions about the allocation of resources, as required for such department to be considered an operating segment in accordance with paragraph 10 of SFAS No. 131. The Company confirms that it does not prepare or provide its chief decision maker with separate discrete consolidated financial information by department. In addition, the Company notes that it does not manage its business by individual department, and that it allocates resources to benefit the Company as a whole. This is supported by the fact that the Company does not have individual managers that are responsible for the consolidated results of the various departments. As a result, the departments of the dealerships do not meet the criteria for consideration as operating segments as contemplated in paragraph 10 of SFAS No. 131.

The Company believes it has appropriately disclosed the information relating to its international operations required pursuant to SFAS No. 131 in footnote 15 on page F-28 of the Company’s 2004 financial statements.

6.	Prospectively, present separately the costs and expenses applicable to each category of revenues you present on your consolidated statements of income. See Item 5-03 of Regulation S-X.

The Company will present separately the cost of sales applicable to each category of revenues on the consolidated statements of income.

Sincerely,

/s/ James R. Davidson
Executive Vice President — Finance

Cc: Robert Kurnick

4